[Sheppard Mullin Letterhead]

May 2, 2006

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

Facsimile No. (202) 772-9210

Securities and Exchange Commission

Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308

Attention:                                         Owen Pinkerton, Esq.

Geoffrey M. Ossias, Esq.

Re:                             ARTISTdirect, Inc. (the “Company”)

Schedule 14A

File No. 0-30063

Filed April 17, 2006

Ladies and Gentlemen:

The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter addressed to Frederick W. Field, Chairman of the Board of Directors of the Company, dated April 27, 2006, with respect to the above-referenced filing. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For ease of reference, the comments of the Staff have been reproduced below in bold face and the Company’s responses have been set forth immediately thereafter.

General

1.                                      We note that you seek shareholder approval for: (1) the elimination of authorized shares of preferred stock; (2) reclassification of the board; and (3) removal of a super-majority voting provision from your certificate of incorporation. Please revise your proxy statement and consent card to unbundled these three proposals so that they may be voted on separately.

Response to Comment 1:

The Company’s proxy statement on Schedule 14A and the corresponding consent card have both been amended as requested.

Further to your request, please find attached as Annex A to this correspondence an acknowledgement statement from the Company.

If you have any further questions or comments, please do not hesitate to contact the undersigned or David I. Sunkin, Esq. at 213.620.1780.

Sincerely,

/s/ Kristy D. Palmquist
Kristy D. Palmquist, Esq.
on behalf of Sheppard Mullin Richter & Hampton LLP

cc:                                 David I. Sunkin, Esq., Sheppard Mullin Richter & Hampton LLP

Robert N. Weingarten, Chief Financial Officer, ARTISTdirect, Inc.

ANNEX A

ARTISTdirect, Inc.

1601 Cloverfield Boulevard, Suite 400 South

Santa Monica, California  90404

May 2, 2006

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

Facsimile No. (202) 772-9210

Securities and Exchange Commission

Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308

Attention:                                         Owen Pinkerton, Esq.

Geoffrey M. Ossias, Esq.

Re:                             ARTISTdirect, Inc. (the “Company”)

Schedule 14A

File No. 0-30063

Filed April 17, 2006

Ladies and Gentlemen:

The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter addressed to Frederick W. Field, Chairman of the Board of Directors of the Company, dated April 27, 2006, with respect to the above-referenced filing. In connection with the response letter submitted on the Company’s behalf by Kristy D. Palmquist, Esq. of Sheppard Mullin Richter & Hampton, LLP on May 2, 2006, we hereby acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact the undersigned at 310.956.3300.

Sincerely,

/s/ Jonathan V. Diamond
Jonathan V. Diamond
Chief Executive Officer

cc:                                 David I. Sunkin, Esq., Sheppard Mullin Richter & Hampton LLP

Kristy D. Palmquist, Esq., Sheppard Mullin Richter & Hampton LLP